M.S.B. Fund, Inc.
December 31, 2000

Shareholders Voting Results (Unaudited):

The Annual Meeting of Shareholders of the M.S.B. Fund,
Inc., was held on April 20, 2000, at which the shareholders voted on three proposals. Each proposal and the results of the voting are set forth below.

A-Approval of Certificate of Incorporation-The first proposal concerned the approval of the Fund's Certificate of Incorporation and By-laws. The results for the voting for the proposal were 1,767,782 for, 53,453 against, and 45,120 abstaining.

B-Election of Directors-The second proposal concerned the election of two directors to serve a term of office of three years each:

                                  Expiration of Term   For
Timothy A. Dempsey 2003                       1,818,131
David F. Holland        2003                       1,818,158

In addition, Messrs. Malcom J. Delaney, Harry P. Doherty,
Joseph R. Ficalora, David Freer, Jr., Michael J. Gagliardi, and William A. McKenna, Jr. continue as members of the Board of Directors.

B-Ratification of Independent Auditors-The third proposal concerned the ratification of the selection of Arthur
Andersen LLP as Independent Auditors of the Fund for the fiscal year ending December 31, 2000. The results of the voting for the proposal were 1,811,517 for, 14,254 against, and 40,584 abstaining.